UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 14)*


                     Chesapeake Corporation

                         (Name of Issuer)


                  Common Stock, $1.00 par value

                  (Title of Class of Securities)


                           165159 10 4

                         (CUSIP Number)


Check the following box if a fee is being paid with this statement ___ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165159 10 4                       Page  2  of  8  Pages


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Sture G. Olsson


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a)  ___

                   (b)  ___


3        SEC USE ONLY



4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States


Number of      5      SOLE VOTING POWER          946,799
shares
beneficially   6      SHARED VOTING POWER      1,161,080 (See
owned by                                          No. 9 below)
each           7      SOLE DISPOSITIVE POWER   1,411,679
reporting
person with    8      SHARED DISPOSITIVE POWER 1,014,614 (See No.
                                                  No. 9 below)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON           2,486,293
         The filing of this statement shall not be construed as an admission that Mr. Olsson is, for purposes of Sections 13(d) or (13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares listed on lines 6 or 8.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            10.47%


12       TYPE OF REPORTING PERSON*
            IN

                        *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D. C. 20549

                              SCHEDULE 13-G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)        Name of Issuer:
                 CHESAPEAKE CORPORATION

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 James Center, Box 2350, Richmond, Virginia
                 23218-2350

Item 2(a)        Name of Person Filing:
                 Sture G. Olsson

Item 2(b) Address of Principal Business Office, or, if none, residence:
                 Chesapeake Corporation, James Center, Box 2350,
                 Richmond, Virginia 23218-2350

Item 2(c)        Citizenship:
                 United States

Item 2(d)        Title of Class of Securities:
                 Common Stock ($1.00 par)

Item 2(e)        CUSIP Number:
                 165159 10 4

Item 3           If this statement is filed pursuant to Rule
                 13d-1(b) or 13d-2(b), check whether the
                 person filing is a:
                 Not applicable

Item 4           Ownership:
                 (a)     Amount Beneficially Owned:  2,486,293
                 (b)     Percent of Class:  10.47%
                 (c)     Number of shares as to which such person
                         has:
                         (i)    sole power to vote or direct the
                                vote - 946,799
                         (ii)   shared power to vote or to direct
                                the vote - 1,161,080*
                         (iii)  sole power to dispose of or to
                                direct the disposition of -
                                1,411,679
                         (iv)   shared power to dispose or to
                                direct the disposition of -
                                1,014,614*

                 *The filing of this statement shall not be
                  construed as admission that Sture G.
                  Olsson is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the 1,161,080 shares described in Item 4(c)(ii) or the 1,014,614 shares described in Item 4(c)(iv).

Item 5           Ownership of Five Percent or Less of a Class:
                 Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                 Crestar Bank and Sture G. Olsson are co-trustees of certain trusts which hold:
                 206,090 of the 946,799 shares described in Item 4(c)(i); 771,630 of the 1,161,080 shares described in Item 4(c)(ii); 594,530 of the 1,411,679 shares described in Item 4(c)(iii); and 383,190 of the 1,014,614 shares described in Item 4(c)(iv). Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of: 530,000 of the remaining 740,709 shares described in Item 4(c)(i); the remaining 389,450 shares described in Item 4(c)(ii); 606,440 of the remaining 817,149 shares described in Item 4(c)(iii); and the remaining 631,424 shares described in Item 4(c)(iv).

Item 7           Identification and Classification of the
                 Subsidiary Which Acquired the Security
                 Being Reported on by the Parent Holding Company:
                 Not applicable

Item 8 Identification and Classification of Members of the Group:
                 Not applicable

Item 9           Notice of Dissolution of Group:
                 Not applicable

Item 10          Certification:
                 Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1994.


       2/3/95                       /s/ Sture G. Olsson
        Date                               Signature


                                       Sture G. Olsson
                                          Name/Title

                        STURE G. OLSSON

                         Schedule 13-G


Summary of Item 4(c)

   (i)        Sole Power to vote or to direct the vote:

                 Name                              Amount

              Sture G. Olsson                      210,709
              Signe Maria Olsson Trust (1966)      206,090
              Inga Residuary Trust (Nylander)      470,000
              Elis Olsson Memorial Foundation       60,000

                               Total (i)           946,799

  (ii)        Shared Power to vote or direct the vote:

                 Name                              Amount

              Inga Olsson Trust (Nylander)         136,440
              S. G. O. Trust                       136,440
              Signe Olsson Trust                   383,190
              Elis Olsson Trust                    252,000
              Shirley C. Olsson                     37,010
              S. G. Olsson Trust (1976)            216,000

                               Total (ii)        1,161,080

 (iii) Sole Power to dispose of or to direct the disposition of:

                 Name                              Amount

              Sture G. Olsson                      210,709
              Inga Olsson Trust (Nylander)         136,440
              S. G. O. Trust                       136,440
              Signe Maria Olsson Trust (1966)      206,090
              Elis Olsson Trust                    252,000
              Inga Residuary Trust (Nylander)      470,000

                               Total (iii)       1,411,679

 (iv) Shared Power to dispose or to direct the disposition of:

                 Name                              Amount

             Signe Olsson Trust                    383,190
             Shirley C. Olsson                      37,010
             Carl Olsson Trust                     174,114
             Carl Olsson Residuary Trust           204,300
             S. G. O. Trust (1976)                 216,000

                              Total (iv)         1,014,614


Summary of Item 6

        Shares held by Crestar Bank and SGO as co-fiduciaries:

                Name                                Amount

        Inga Olsson Trust (Nylander)               136,440
        Elis Olsson Trust                          252,000
        Signe Maria Olsson Trust (1966)            206,090
        Signe Olsson Trust                         383,190

                             Item 6 Total          977,720

NOTE: Shares listed under the "right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of" shares in response to Item 6 include all shares except the 210,709 shares held by Sture G. Olsson in his name.